ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-130051
Dated October 8, 2008



Protection

100% Principal Protection Notes
With Interest Linked to the Year-Over-Year Change in the Consumer Price Index

Market Strategies to Complement Traditional Fixed Income Investments
JPMorgan Chase & Co. $• 100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index due on or about October 31, 2011

Investment Description

100% Principal Protection Notes (the "Notes") with Interest Linked to the Year-Over-Year Change in the Consumer Price Index are senior unsecured obligations of JPMorgan Chase & Co. The Notes provide 100% principal protection if held to maturity and offer the potential for returns linked to the CPI Rate (as defined below) plus a spread (described below). Interest on the Notes will be payable monthly in arrears at a rate per annum linked to the CPI Rate, plus a spread. The spread will be determined on the Pricing Date and will be between 1.40% and 1.70%. **The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any 100% principal protection feature, is subject to the creditworthiness of the Issuer.**

You will not earn interest during any Interest Period if the year over year change of the CPI level as described in CPI Rate (as defined below) declines by a percentage greater than or equal to a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date) on the Determination Date corresponding to such Interest Period. The return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument, because the actual interest payable on your Notes on any Interest Payment Date may be zero or a relatively low amount in periods of relatively low inflation or deflation.

Features

❑ **Exposure to the CPI Rate:** The Notes provide you with the potential for returns linked to the CPI Rate (as defined below) plus a spread.

❑ **Full Principal Protection:** 100% principal protection if you hold your Notes to maturity. **100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.**

Key Dates[1]

Pricing Date	October 28, 2008
Settlement Date	October 31, 2008
Interest Payment Dates[2]	Monthly on the last calendar day of each month, commencing on November 30, 2008, during the term of the Notes
Maturity Date[3]	October 31, 2011
CUSIP	48123LSM7
ISIN	US48123LSM71

[1] The Notes are expected to price on or about October 28, 2008 and to settle on or about October 31, 2008. In the event that we make any changes to the expected Pricing Date and Settlement Date, the Interest Payment Dates and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.

[2] If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

[3] If such day is not a business day then the Maturity Date will be the following day that is a business day.

Note Offering

We are offering 100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index. The Notes are offered at a minimum investment of $1,000 in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated December 1, 2005, the prospectus supplement dated December 1, 2005, product supplement no. 3-II dated February 13, 2006 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. 3-II for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. 3-II. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 3-II, the information in the footnotes (1) and (2) below controls.

	Price to Public[1]	Fees and Commissions[2]	Proceeds to Us
Per Note	$1,000	$12.50	$987.50
Total	$	$	$

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-7 of the accompanying product supplement no. 3-II.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the pricing date. In no event will the commission received by UBS exceed $12.50 per $1,000 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.   JPMorgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-II and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 3-II dated February 13, 2006. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-II dated February 13, 2006, as the Notes involve risks not associated with conventional debt securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Product supplement no. 3-II dated February 13, 2006:
http://www.sec.gov/Archives/edgar/data/19617/000089109206000359/e23373_424b2.pdf

♦ Prospectus supplement dated December 1, 2005:
http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

♦ Prospectus dated December 1, 2005:
http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the Notes:

the following sentence will replace the last sentence of the fifth paragraph under "Description of Notes — Interest" in the accompanying product supplement no. 3-II:

"If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, provided that any interest payable on such payment date, as postponed, will accrue to but excluding such payment date, as postponed, and the next Interest Period, if applicable, will commence on such payment date, as postponed."

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦ You seek an investment with a return linked to the CPI Rate and understand that complex factors influence inflation.

♦ You believe that, generally, during the term of the Notes, the year over year change of the CPI level as described in the CPI Rate will not decline by a percentage greater than or equal to a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date) or you believe that the CPI Rate plus the spread will result in an effective yield equal to that of a comparable fixed rate debt instrument.

♦ You seek an investment that offers 100% principal protection when the Notes are held to maturity.

♦ You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

♦ You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the three-year term of your Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You believe that, generally, during the term of the Notes, the year over year change of the CPI level as described in the CPI Rate will decline by a percentage greater than or equal to a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date) or you believe that the CPI Rate plus the spread will result in an effective yield that is below that of a comparable fixed-rate debt instrument.

♦ You are uncomfortable holding notes with unpredictable interest payments that may be negatively impacted by complex factors that influence inflation, and which could result in you receiving little or no interest for some or all of the three-year term of the Notes.

♦ You are unable or unwilling to hold the Notes to maturity.

♦ You are not willing or are unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

♦ You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 11 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. 3-II for risks related to an investment in the Notes.

What Are the Tax Consequences of the Notes?

You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-II. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the Notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the Notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Indicative Terms	
Issuer	JPMorgan Chase & Co.
Issue Price	$1,000 per Note
Term	3 years
Minimum Investment	$1,000. Purchases must be in integral multiples of $1,000.
Settlement Date	On or about October 31, 2008
Maturity Date	October 31, 2011. If such day is not a business day then the Maturity Date will be the following day that is a business day.
Payment at Maturity	On the Maturity Date, we will pay you the principal amount of your Notes plus any accrued and unpaid interest.
Interest	With respect to each Interest Period, for each $1,000 principal amount Note, the interest payment will be determined on the basis of a 360-day year consisting of twelve 30-day months and will be calculated as follows: $1,000 x Interest Rate x (30/360)
Interest Rate	With respect to each Interest Period, a rate per annum equal to the applicable CPI Rate on the relevant Determination Date, plus a spread. The spread will be set on the Pricing Date and will be between 1.40% and 1.70%. In no case will the Interest Rate for any Interest Period be less than the minimum Interest Rate of 0.00%. **You will not earn interest during any Interest Period if the year over year change of the CPI level as described in the CPI Rate declines by a percentage greater than or equal to a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date) on the Determination Date corresponding to such Interest Period. The return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument, because the actual interest payable on your Notes on any Interest Payment Date may be zero or a relatively low amount in periods of relatively low inflation or deflation.**
CPI Rate	For any Interest Period, the CPI Rate will be calculated as follows: $$\frac{CPI_t - CPI_{t-12}}{CPI_{t-12}}$$ where: ◆ CPI_t is the level of the CPI for the calendar month that is three months prior to the calendar month of the applicable Determination Date for such Interest Period, which we refer to as the "reference month"; and ◆ CPI_{t-12} is the level of the CPI for the applicable reference month in the previous year. For example, the CPI Rate with respect to the October 29, 2008 Determination Date is calculated based on the year over year change of the CPI level from July 2007 (208.299) to July 2008 (219.964) as follows: $$CPI\ Rate\ =\ \frac{219.964 - 208.299}{208.299}\ =\ 5.60\%\ per\ annum$$ Additional examples of how the CPI Rate was determined, is described under section entitled "Hypothetical Examples of How the Interest Payment Will be Calculated" below.
CPI or Consumer Price Index	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "Index Sponsor") published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available for reference purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI). If the Index Sponsor has not published the level of CPI by 3:00 p.m. New York City time on any Determination Date, the calculation agent will determine the level of CPI in accordance with the section entitled "Description of Notes— Interest" in the accompanying product supplement.
Determination Dates	Two business days immediately preceding the applicable Interest Period. For example, October 29, 2008 is the Determination Date of the CPI Rate with respect to interest due and payable on November 30, 2008. On the October 29, 2008 Determination Date, interest will be based on changes between the CPI level in July 2007 and July 2008.
Interest Periods	The period beginning on and including the Settlement Date of the Notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates	Interest, if any, will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing November 30, 2008, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Calculation Agent	J.P. Morgan Securities Inc. ("JPMSI")
CUSIP	48123LSM7
ISIN	US48123LSM71

Consumer Price Index

The CPI for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Index Sponsor published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available for reference purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI). The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Index Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these Notes is the 1982-1984 average. We have derived all information contained in this free writing prospectus regarding the CPI, including, without limitation, its make-up and method of calculation, from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information.

The Calculation Agent shall calculate the CPI Rate using the following equation:

$$\frac{CPI_t - CPI_{t-12}}{CPI_{t-12}}$$

where: CPI_t is the level of the CPI for the calendar month that is three months prior to the calendar month of the applicable Determination Date for such Interest Period, which we refer to as the "reference month"; and

CPI_{t-12} is the level of the CPI for the applicable reference month in the previous year.

For example, the CPI Rate with respect to the October 29, 2008 Determination Date is calculated based on the year over year change of the CPI level from July 2007 (208.299) to July 2008 (219.964) as follows:

$$CPI\ Rate\ =\ \frac{219.964 - 208.299}{208.299}\ =\ 5.60\%\ per\ annum$$

Additional examples of how the CPI Rate was determined, is described under section entitled "Hypothetical Examples of How the Interest Payment Will be Calculated" below.

Notwithstanding the fact that the published CPI to be used in any calculation of CPI_{t-12} or CPI_t is subsequently revised by the Index Sponsor, the Calculation Agent shall determine the Interest Rate payable using the CPI published prior to any such revision; provided, however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent in its sole and absolute discretion), the Calculation Agent shall use the CPI as so corrected.

If, while the Notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the Calculation Agent, the successor index will be that chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the successor index will be determined by the Calculation Agent acting in a commercially reasonable manner.

How is the CPI Rate Determined?

The below table sets forth for each Interest Payment Date the date on which the CPI Rate is determined (the Determination Date), the month corresponding to the Interest Payment Date and the Determination Date for purposes of determining the CPI Rate, and the month in which that CPI Rate is published.

Interest Payment Date	Determination Date	Month for Purposes of Determining the CPI Rate	Month in which the CPI used for Determining CPI Rate is Published
November 30, 2008	October 29, 2008	July 2008	August 2008
December 31, 2008	November 28, 2008	August 2008	September 2008
January 31, 2009	December 29, 2008	September 2008	October 2008
February 28, 2009	January 29 2009	October 2008	November 2008
March 31, 2009	February 26, 2009	November 2008	December 2008
April 30, 2009	March 29, 2009	December 2008	January 2009
May 31, 2009	April 28, 2009	January 2009	February 2009
June 30, 2009	May 29, 2009	February 2009	March 2009
July 31, 2009	June 28, 2009	March 2009	April 2009
August 31, 2009	July 29, 2009	April 2009	May 2009
September 30, 2009	August 29, 2009	May 2009	June 2009
October 31, 2009	September 29, 2009	June 2009	July 2009
November 30, 2009	October 29, 2009	July 2009	August 2009
December 31, 2009	November 29, 2009	August 2009	September 2009
January 31, 2010	December 29, 2009	September 2009	October 2009
February 28, 2010	January 29, 2010	October 2009	November 2009
March 31, 2010	February 26, 2010	November 2009	December 2009
April 30, 2010	March 29, 2010	December 2009	January 2010
May 31, 2010	April 28, 2010	January 2010	February 2010
June 30, 2010	May 29, 2010	February 2010	March 2010
July 31, 2010	June 28 2010	March 2010	April 2010
August 31, 2010	July 29, 2010	April 2010	May 2010
September 30, 2010	August 29, 2010	May 2010	June 2010
October 31, 2010	September 28, 2010	June 2010	July 2010
November 30, 2010	October 29, 2010	July 2010	August 2010
December 31, 2010	November 28, 2010	August 2010	September 2010
January 31, 2011	December 29, 2010	September 2010	October 2010
February 28, 2011	January 29, 2011	October 2010	November 2010
March 31, 2011	February 26, 2011	November 2010	December 2010
April 30, 2011	March 29, 2011	December 2010	January 2011
May 31, 2011	April 28, 2011	January 2011	February 2011
June 30, 2011	May 29, 2011	February 2011	March 2011
July 31, 2011	June 28, 2011	March 2011	April 2011
August 31, 2011	July 29, 2011	April 2011	May 2011
September 30, 2011	August 29, 2011	May 2011	June 2011
October 31, 2011	September 28, 2011	June 2011	July 2011

This free writing prospectus describes terms that will apply generally to the Notes. On the Pricing Date, JPMorgan Chase & Co. will prepare a pricing supplement that will also include the specific pricing terms for this issuance. This free writing prospectus and the Pricing Date prepared on the pricing supplement should be read in connection with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, and the product supplement no. 3-II dated February 13, 2006.

100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index

100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index are senior unsecured obligations of JPMorgan Chase & Co. and, are subject to the creditworthiness of JPMorgan Chase & Co. The Notes provide 100% principal protection if held to maturity and offer the potential for returns linked to the CPI Rate plus a spread. Interest on the Notes will be payable monthly in arrears at a rate per annum linked to the CPI Rate, plus a spread. The spread will be set on the Pricing Date and will be between 1.40% and 1.70%.

Interest, if any, will be payable monthly in arrears on the last calendar day of each month (each such date, an "Interest Payment Date"), commencing November 30, 2008, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

The Interest Period will be a period beginning on and including the issue date of the Notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

A Determination Date will be two business days immediately prior to the beginning of the applicable Interest Period. For example, October 29, 2008 is the Determination Date of the CPI Rate with respect to interest due and payable on November 30, 2008. On the October 29, 2008 Determination Date, interest will be based on changes between the CPI level in July 2007 and July 2008.

You will not earn interest during any Interest Period if the year over year change of the CPI level as described in the CPI Rate declines by a percentage greater than or equal to a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date) on the Determination Date corresponding to such Interest Period. The return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument, because the actual interest payable on your Notes on any Interest Payment Date may be zero or a relatively low amount in periods of relatively low inflation or deflation.

Whether Interest is payable on any Interest Payment Date will depend on the CPI Rate being greater than 0% on the Determination Date corresponding to the related Interest Period.

Step 1: Determine the CPI Rate on each Determination Date

The CPI Rate, for any Interest Period as determined on the corresponding Determination Date, measures the year-over-year change in the Consumer Price Index in the manner described above.

Step 2: Calculate the Interest Rate

For any Interest Period, the CPI Rate on each applicable Determination Date plus a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date).

Step 3: Calculate the amount of interest to be paid on the Notes for the Interest Period

The amount of Interest to be paid for each $1,000 principal amount Note for an Interest Period will be determined on the basis of a 360-day year consisting of twelve 30-day months and will be calculated as follows:

$1,000 x Interest Rate x (30/360); ***provided*** that in no event will the Interest Rate be less than the minimum Interest Rate of 0.00%.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would purchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

Hypothetical Examples of How Interest Payments will be Calculated

For any Interest Period, the Interest Rate will equal the CPI Rate plus a spread of between 1.40% and 1.70% (the actual spread will be determined on the Pricing Date). In no event, however, will the minimum Interest Rate be less than 0.00%. The examples below are based on hypothetical CPI Rates, a spread of 1.55% (which is the midpoint between 1.40% and 1.70%) and a 30-day calendar month, and are provided for purposes of illustration only. The actual Interest Rate for any Interest Period will depend on the actual CPI Rate, which will be determined on the Determination Date corresponding to such Interest Period. The results in the table below are based solely on the hypothetical examples cited; the hypothetical CPI Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with any research forecasts for the CPI and should not be taken as indicative of the future performance of the CPI. Numbers in the table have been rounded for ease of analysis.

The below table illustrates how changes in the CPI Rate would affect the Interest Rate and, consequently, the amount of interest payable on an Interest Payment Date. While the table reflects the amount of interest payable on a single Interest Payment Date, the same calculation will be made in determining the Interest Rate for each Interest Period and the interest amount payable on the corresponding Interest Payment Date, based on the actual CPI Rate determined on the Determination Date.

CPI Rate	Interest Rate*	Interest amount payable on an Interest Payment Date**
4.3%	5.85%	$4.875
3.5%	5.05%	$4.208
2.0%	3.55%	$2.958
1.0%	2.55%	$2.125
0.0%	1.55%	$1.292
-0.9%	0.65%	$0.542

* Interest Rate = CPI Rate + 1.55% (hypothetical spread; the actual spread will be determined on the Pricing Date)

** The Interest payable on an Interest Payment Date per $1,000 Note is equal to:
$1,000 x Interest Rate x (30/360)

Fluctuations in the CPI Rate make the Interest Rate on the Notes unpredictable and, as a result, your effective return on the Notes may be lower than anticipated or even be zero for one or more Interest Periods.

Historical Levels of CPI

The following table shows, for illustrative purposes, for each month from August 1998 to August 2008, the historical levels of the CPI, as reported by the Index Sponsor, and the CPI Rate, calculated based on such reported CPI.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which neither JPMorgan Chase & Co., J.P. Morgan Securities Inc. nor any of their respective affiliates has any control.

You should consider the risk that the Interest Rate calculation provisions applicable to the Notes is based upon the CPI. The CPI itself and the way the Index Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Index Sponsor will not change the method by which it calculates the CPI or that the CPI will continue to be published. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Month	CPI	CPI Rate	Month	CPI	CPI Rate	Month	CPI	CPI Rate
Aug 2008	219.086	5.4%	Mar 2005	193.3	3.1%	Oct 2001	177.7	2.1%
Jul 2008	219.964	5.6%	Feb 2005	191.8	3.0%	Sep 2001	178.3	2.6%
Jun 2008	218.815	5.0%	Jan 2005	190.7	3.0%	Aug 2001	177.5	2.7%
May 2008	216.632	4.2%	Dec 2004	190.3	3.3%	Jul 2001	177.5	2.7%
Apr 2008	214.823	3.9%	Nov 2004	191	3.5%	Jun 2001	178	3.2%
Mar 2008	213.528	4.0%	Oct 2004	190.9	3.2%	May 2001	177.7	3.6%
Feb 2008	211.693	4.0%	Sep 2004	189.9	2.5%	Apr 2001	176.9	3.3%
Jan 2008	211.08	4.3%	Aug 2004	189.5	2.7%	Mar 2001	176.2	2.9%
Dec 2007	210.036	4.1%	Jul 2004	189.4	3.0%	Feb 2001	175.8	3.5%
Nov 2007	210.177	4.3%	Jun 2004	189.7	3.3%	Jan 2001	175.1	3.7%
Oct 2007	208.936	3.5%	May 2004	189.1	3.1%	Dec 2000	174	3.4%
Sep 2007	208.49	2.8%	Apr 2004	188	2.3%	Nov 2000	174.1	3.4%
Aug 2007	207.917	2.0%	Mar 2004	187.4	1.7%	Oct 2000	174	3.4%
Jul 2007	208.299	2.4%	Feb 2004	186.2	1.7%	Sep 2000	173.7	3.5%
Jun 2007	208.352	2.7%	Jan 2004	185.2	1.9%	Aug 2000	172.8	3.4%
May 2007	207.949	2.7%	Dec 2003	184.3	1.9%	Jul 2000	172.8	3.7%
Apr 2007	206.686	2.6%	Nov 2003	184.5	1.8%	Jun 2000	172.4	3.7%
Mar 2007	205.352	2.8%	Oct 2003	185	2.0%	May 2000	171.5	3.2%
Feb 2007	203.499	2.4%	Sep 2003	185.2	2.3%	Apr 2000	171.3	3.1%
Jan 2007	202.416	2.1%	Aug 2003	184.6	2.2%	Mar 2000	171.2	3.8%
Dec 2006	201.8	2.5%	Jul 2003	183.9	2.1%	Feb 2000	169.8	3.2%
Nov 2006	201.5	2.0%	Jun 2003	183.7	2.1%	Jan 2000	168.8	2.7%
Oct 2006	201.8	1.3%	May 2003	183.5	2.1%	Dec 1999	168.3	2.7%
Sep 2006	202.9	2.1%	Apr 2003	183.8	2.2%	Nov 1999	168.3	2.6%
Aug 2006	203.9	3.8%	Mar 2003	184.2	3.0%	Oct 1999	168.2	2.6%
Jul 2006	203.5	4.1%	Feb 2003	183.1	3.0%	Sep 1999	167.9	2.6%
Jun 2006	202.9	4.3%	Jan 2003	181.7	2.6%	Aug 1999	167.1	2.3%
May 2006	202.5	4.2%	Dec 2002	180.9	2.4%	Jul 1999	166.7	2.1%
Apr 2006	201.5	3.5%	Nov 2002	181.3	2.2%	Jun 1999	166.2	2.0%
Mar 2006	199.8	3.4%	Oct 2002	181.3	2.0%	May 1999	166.2	2.1%
Feb 2006	198.7	3.6%	Sep 2002	181	1.5%	Apr 1999	166.2	2.3%
Jan 2006	198.3	4.0%	Aug 2002	180.7	1.8%	Mar 1999	165	1.7%
Dec 2005	196.8	3.4%	Jul 2002	180.1	1.5%	Feb 1999	164.5	1.6%
Nov 2005	197.6	3.5%	Jun 2002	179.9	1.1%	Jan 1999	164.3	1.7%
Oct 2005	199.2	4.3%	May 2002	179.8	1.2%	Dec 1998	163.9	1.6%
Sep 2005	198.8	4.7%	Apr 2002	179.8	1.6%	Nov 1998	164	1.5%
Aug 2005	196.4	3.6%	Mar 2002	178.8	1.5%	Oct 1998	164	1.5%
Jul 2005	195.4	3.2%	Feb 2002	177.8	1.1%	Sep 1998	163.6	1.5%
Jun 2005	194.5	2.5%	Jan 2002	177.1	1.1%	Aug 1998	163.4	1.6%
May 2005	194.4	2.8%	Dec 2001	176.7	1.6%			
Apr 2005	194.6	3.5%	Nov 2001	177.4	1.9%			

The following chart shows, for illustrative purposes, the CPI Rate from August 1998 to August 2008. Fluctuations in the level of the CPI make the Notes' effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. **In addition, historical CPI Rates are not necessarily indicative of future CPI Rates, and fluctuations in inflation rates and inflation rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.**



Key Risks

An investment in the Notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 3-II dated February 13, 2006. The risk considerations described below supplement, and to the extent they conflict with the risk factors described under "Risk Factors" in the accompanying product supplement no. 3-II, supersede the risk factors set forth in the product supplement no. 3-II. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying product supplement no. 3-II, prior to investing in the Notes.**

♦ **Return on the Notes is uncertain and could equal zero** — You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year-over-year change in the CPI, whether positive or negative, plus a spread, which will be set on the Pricing Date and which will be between 1.40% and 1.70%. Therefore, assuming, for example, a spread of 1.55% (the midpoint of the range), in the event of a year-over-year decrease in the CPI, such as in periods of deflation, you would receive an interest payment for the applicable Interest Period that is less than 1.55% per annum. **If the year over year decrease in the CPI is equal to 1.55% or more, you would not receive any interest payment for the applicable Interest Period.**

♦ **Your Notes are only principally protected at maturity** — The price at which you will be able to sell your Notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the Notes, even in cases where the CPI has appreciated since the Pricing Date. If you sell your Notes prior to maturity, you may receive less than 100% of the principal amount of the Notes.

♦ **Floating rate notes differ from fixed rate notes** — The rate of interest paid by us on the Notes for each Interest Period will be equal to the CPI Rate plus a spread of between 1.40% and 1.70%, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the Notes as compared to other investment alternatives. The spread will be set on the Pricing Date and will be between 1.40% and 1.70%.

♦ **The Notes are not designed to be short-term trading instruments** — The price at which you will be able to sell your Notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the Notes, even in cases where the CPI Rate has appreciated since the Pricing Date. The potential returns on your Notes assume that your Notes, which are not designed to be short-term trading instruments, are held to maturity.

♦ **The historical levels of the CPI are not an indication of the future levels of the CPI** — The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

♦ **Lack of liquidity** — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

♦ **Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity** — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates** — JPMSI, UBS, and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and therefore could adversely affect the market value of the Notes. Any such research, opinion or recommendations published by JPMSI, UBS and their respective affiliates may not be consistent with each other and may be modified from time to time without notice. **You should make you own independent investigation regarding the merits of investing in the Notes and the CPI to which the Notes are linked.**

♦ **Tax Treatment** — You should consult your own tax adviser about your own tax situation before investing in the Notes.

♦ **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition we, or certain of our affiliates actively participate in futures contracts, commodities contracts and the related swaps as sellers, buyers, dealers, proprietary traders and agents for our clients, and may hedge our or their interest rate exposure under the Notes. All of these activities may impair the value of the Notes and it is possible that we or our affiliates receive significant returns form such activities while the value or the amounts payable under the Notes may decline.

♦ **Credit of the Issuer** — The Notes are senior unsecured debt obligations of the Issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, **in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.**

♦ **Many economic and market factors will impact the value of the Notes** — In addition to the level of the CPI on any day, the value of the Notes will be affected by a number of economic and market factors over which we have no control, that may either offset or magnify each other, including:

- the expected volatility in the CPI;

- the time to maturity of the Notes;

- interest and yield rates in the market generally, as well as the volatility of those rates;

- fluctuations in the prices of various consumer goods and energy resources;

- inflation and expectations concerning inflation;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Certain ERISA Considerations

JPMorgan Chase & Co., J.P. Morgan Securities Inc. and other of our affiliates may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code")) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code ("Plan"). The purchase of the Notes by a Plan with respect to which J.P. Morgan Securities Inc. or any of our affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code ("Fiduciary"), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which JPMorgan Chase & Co., J.P. Morgan Securities Inc. or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither we nor any of our affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than "adequate consideration" in connection with the transaction (the "service provider exemption").

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code ("Similar Laws") and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption or, in the case of a Plan subject to similar Laws, will not result in a violation of any such Similar Laws.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under "Benefit Plan Investor Considerations" in the accompanying product supplement no. 3-II.

Supplemental U.S. Tax Considerations

You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-II. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the Notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the Notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. Upon the sale, exchange or other disposition of the Notes, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the Notes. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest income as described above. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss and will be long term capital gain or loss if at the time of the sale, exchange or other disposition the Notes have been held for more than one year.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services and JPMSI against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services and JPMSI may be required to make relating to these liabilities as described in the prospectus and prospectus supplement. We have agreed that UBS Financial Services, Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-7 of the accompanying product supplement no. 3-II



Protection

100% Principal Protection Notes
With Interest Linked to the Year-Over-Year
Change in the Consumer Price Index

Market Strategies to Complement Traditional Fixed Income Investments

JPMorgan Chase & Co.

UBS Wealth Management

You should rely only on the information contained in the relevant free writing prospectus, product supplement, prospectus supplement or prospectus. We have not authorized anyone to provide information different from that contained in the relevant free writing prospectus, product supplement, prospectus supplement or prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in the relevant free writing prospectus, product supplement, prospectus supplement or prospectus is accurate only as of the date of the relevant free writing prospectus, product supplement, prospectus supplement or prospectus regardless of the time of delivery of the relevant free writing prospectus or any sale of our securities.

TABLE OF CONTENTS